Exhibit 99.1

Solaris Resources Inc.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited)

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – In thousands of United States dollars)

	Note	September 30, 2024	December 31, 2023

Assets

Current assets
Cash and cash equivalents		$52,509	$38,865
Prepaids and other	3, 13	1,276	523
		53,785	39,388

Restricted cash	5	571	571
Exploration and evaluation assets	4	20,179	19,929
Property, plant and equipment		3,057	1,932

Total assets		$77,592	$61,820

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$11,428	$5,274
Lease liability		214	88
		11,642	5,362
Long-term liabilities
Lease liability		273	3
Reclamation provision	5	3,286	1,529
Loans and borrowings	6	47,620	29,363
Other long-term liability		158	137
Total liabilities		62,979	36,394

Shareholders’ equity
Common shares	7	244,015	206,357
Reserves	7	19,453	16,724
Deficit		(256,715)	(205,566)
Equity attributable to shareholders of the Company		6,753	17,515
Non-controlling interests		7,860	7,911
Total shareholders’ equity		14,613	25,426

Total liabilities and equity		$77,592	$61,820

Nature of operations and going concern (Note 1)

Commitments (Notes 6(c), 8, 11(c), 13, 14)

Subsequent event (Note 7(c))

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three and nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2024	2023	2024	2023

Exploration expenses	8	$17,659	$7,001	$42,236	$24,084
General and administrative expenses	9	2,808	2,323	7,436	7,440
Loss from operations		20,467	9,324	49,672	31,524

Change in fair value of derivatives		–	–	–	105
Finance cost		1,216	17	3,406	49
Interest and other income, net		(878)	(281)	(1,878)	(644)
Net loss		$20,805	$9,060	$51,200	$31,034

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign currency translation		(134)	251	(152)	(356)
Total comprehensive loss		$20,671	$9,311	$51,048	$30,678

Net loss attributable to:
Shareholders of the Company		$20,785	$9,039	$51,149	$30,971
Non-controlling interest		20	21	51	63
		$20,805	$9,060	$51,200	$31,034

Total comprehensive loss attributable to:
Shareholders of the Company		$20,651	$9,290	$50,997	$30,615
Non-controlling interest		20	21	51	63
		$20,671	$9,311	$51,048	$30,678

Net loss per share attributable to shareholders of the Company
Basic and diluted		$0.13	$0.06	$0.33	$0.22

Weighted average number of shares outstanding
Basic and diluted		162,311,181	148,147,930	155,490,954	139,893,511

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three and nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2024	2023	2024	2023

Cash provided by (used in):
Operations
Net loss for the period		$(20,805)	$(9,060)	$(51,200)	$(31,034)
Adjustments for:
Change in fair value of derivatives		–	–	–	105
Finance cost		1,216	17	3,406	49
Finance income		(635)	(150)	(1,527)	(519)
Foreign exchange and other		(237)	(136)	(292)	(134)
Share-based compensation	7	1,341	1,298	2,835	4,181
Amortization		257	263	738	697
Reclamation provision		789	78	1,751	250
Other		–	–	6	11
Net changes in non-cash working capital items:
Prepaids and other		163	93	(719)	(236)
Accounts payable and accrued liabilities		1,387	(321)	6,107	(4,334)
Reclamation provision settlement		(2)	(5)	(12)	(67)
Other long-term liability		18	5	21	26
		(16,508)	(7,918)	(38,886)	(31,005)

Financing
Proceeds from private placement equity financing	6	–	–	10,000	–
Proceeds from bought deal equity financing	7	–	–	29,270	–
Proceeds from issuance of loans and borrowings	6	15,000	–	15,000	–
Share issue and finance costs paid		(200)	–	(1,898)	–
Proceeds from exercise of Equinox Warrants, warrants and stock options	7	–	–	24	22,334
Payment of lease liability		(66)	(39)	(173)	(120)
Contribution from non-controlling interest		–	–	–	75
Finance income received, net		564	146	1,391	508
		15,298	107	53,614	22,797

Investing
Restricted cash contribution	5	–	–	–	(258)
Option payment for mineral property interest acquisition	4	–	–	(250)	–
Capital expenditures		(792)	(22)	(1,323)	(59)
		(792)	(22)	(1,573)	(317)

Effect of exchange rate changes on cash and cash equivalents		375	(117)	489	487

Increase (decrease) in cash and cash equivalents		(1,627)	(7,950)	13,644	(8,038)
Cash and cash equivalents, beginning of period		54,136	14,682	38,865	14,770

Cash and cash equivalents, end of period		$52,509	$6,732	$52,509	$6,732

Supplemental cash flow information (Note 15)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars, except number of shares)

		Share Capital		Reserves
	Note	Number of Shares	Amount	Options, RSUs and warrants	Foreign currency translation	Total	Deficit	Non- controlling interest	Total equity

Balance, December 31, 2023		150,811,195	$206,357	$15,148	$1,576	$16,724	$(205,566)	$7,911	$25,426
Private placement equity financing, net of share issue costs	6	2,795,102	9,944	–	–	–	–	–	9,944
Bought deal equity financing, net of share issue costs	7	8,222,500	27,432	–	–	–	–	–	27,432
Shares issued on exercise of stock options	7	624,531	282	(258)	–	(258)	–	–	24
Share-based compensation	7	–	–	2,835	–	2,835	–	–	2,835
Net loss and comprehensive loss		–	–	–	152	152	(51,149)	(51)	(51,048)
Balance, September 30, 2024		162,453,328	$244,015	$17,725	$1,728	$19,453	$(256,715)	$7,860	$14,613

Balance, December 31, 2022		122,660,841	$169,952	$13,880	$1,044	$14,924	$(164,558)	$7,912	$28,230
Shares issued on exercise of stock options	7	336,500	249	(103)	–	(103)	–	–	146
Shares issued on exercise of Solaris warrants and Equinox Warrants		25,150,589	26,418	(3,761)	–	(3,761)	–	–	22,657
Share-based compensation	7	–	–	4,181	–	4,181	–	–	4,181
Contribution from non-controlling interest		–	–	–	–	–	–	75	75
Net loss and comprehensive loss		–	–	–	356	356	(30,971)	(63)	(30,678)
Balance, September 30, 2023		148,147,930	$196,619	$14,197	$1,400	$15,597	$(195,529)	$7,924	$24,611

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

1.	Nature of operations AND GOING CONCERN

Solaris Resources Inc. (the “Company” or “Solaris”) was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares are listed on the Toronto Stock Exchange and trade under the symbol “SLS” as well as on the NYSE American LLC stock exchange under the symbol “SLSR”.

The Company is engaged in the acquisition, exploration and development of mineral property interests. The Company’s assets consist primarily of the Warintza property (“Warintza”) in Ecuador, the 60% owned La Verde property (“La Verde”) in Mexico and the Tamarugo property (“Tamarugo”) in Chile. The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances and loan financing to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza project. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, meeting certain Warintza project milestones, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to obtain the necessary funds primarily through the remaining drawdown from the senior secured debt facility (see below) and/or the issuance of common shares in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that debt facilities, future equity financing, or strategic alternatives will be available on acceptable terms to the Company or at all, or that the Company will meet the conditions to receive the additional drawdown under the senior secured debt facility.

As at September 30, 2024, the Company has cash and cash equivalents of $52,509. In December 2023, the Company entered into definitive agreements with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC, entities managed by Orion Mine Finance Management LP (collectively, “Orion”) of a financing package consisting of up to $80,000, including a $60,000 senior secured debt facility (the “Senior Loan”) of which $30,000 was received on closing, another $15,000 was received in the three months ended September 30, 2024, after the submission of an Environmental Impact Assessment (EIA), and the remaining amount to be made available upon the approval and adoption by the Company’s Board of Directors of a Pre-Feasibility Study (PFS) for the Warintza project. The Company also received in December 2023 $10,000 on issuance of common shares with an additional $10,000 of equity financing received in June 2024. Additionally, the Company successfully completed a bought deal equity financing for $29,270 in June 2024.

There are no guarantees that the Company will meet the conditions to receive the remaining drawdown of $15,000 under the Senior Loan. In addition, the Senior Loan has a financial covenant which requires the Company to maintain an unrestricted cash balance of $5,000 in Canada. Based on its current forecasted expenditures, the Company requires the additional drawdown from the Senior Loan and/or other forms of financing to fund ongoing operations for the next twelve months and to ensure it meets the covenant requirement under the Senior Loan. As a result, material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the condensed consolidated interim statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performances since the last annual financial statements.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2023. The accounting policies, significant judgments made by management in applying these policies and key sources of estimation uncertainty are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on November 12, 2024.

Amended IFRS standards effective January 1, 2024

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)), which amended IAS 1 to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current.

In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants would not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested.

The Company adopted the Amendments to IAS 1 effective January 1, 2024 but did not result in a change in the presentation of the Company’s liabilities. The required disclosures, where applicable, have been included in Note 6.

Certain other new standards, interpretations, and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee. However, these updates either are not applicable to the Company or are not material to the condensed consolidated interim financial statements.

3.	Prepaids and other

	Note	September 30, 2024	December 31, 2023
Prepaid expenses and deposits		$818	$230
Supplies inventory		115	95
Taxes recoverable		255	118
Amounts receivable and other		41	55
Due from a related party	13	47	25
		$1,276	$523

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

4.	Exploration and evaluation assets

	Note	September 30, 2024	December 31, 2023
La Verde (Mexico)	a)	$19,741	$19,741
Warintza (Ecuador)	b)	188	188
ENAMI 1 Option (Ecuador)	c)	250	–
		$20,179	$19,929

a)	La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd. The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “Agreement”). The Agreement provides that Solaris is the operator of the project. The Agreement further provides for dilution of either party’s ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

b)	Warintza

The Company owns a 100% interest in Warintza. Warintza is located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza. It consists of nine mining concessions (the “Concessions”) covering a total of 26,774 hectares. The Concessions have a term of 25 years and can be renewed for additional periods of 25 years. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions covering a total of 9,997 hectares.

c)	ENAMI 1 Option

Solaris has entered an option agreement to acquire up to 10 new exploration concessions from the Ecuadorian state-owned mining company, Empresa Nacional Minera (“ENAMI EP”). These concessions comprise a land package of approximately 40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits in southeastern Ecuador.

The Company was required to pay an upfront payment to ENAMI EP of $250 and, in order to exercise the option to acquire one or more of the 10 concessions, the Company is required to (i) incur exploration expenditures of $25,000 during the exploration phase of the concessions, as defined by the Ecuadorian Mining Law and (ii) pay the exercise price, the amount of which will be determined for each of the concessions that the Company elects to acquire by independent experts at the time of exercise. The term of the option agreement ends at the earlier of (i) the execution of the specific commercial agreement for each concession, which will stipulate a new term or (ii) four years from May 7, 2024 and is renewable with the agreement of the parties.

d)	Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 7,600 hectares.

e)	Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

5.	Reclamation provision

	September 30, 2024	December 31, 2023
Balance, start of period	$1,529	$1,271
Additions	1,692	291
Accretion	18	23
Settlement	(12)	(69)
Change in estimate	59	13
Balance, end of period	$3,286	$1,529

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza, estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at September 30, 2024 are $3,661 (December 31, 2023 – $1,786), which have been inflated at an average rate of 2.07% per annum (December 31, 2023 – 2.10%) and discounted at an average rate of 3.58% (December, 31, 2023 – 3.93%).

Restricted cash of $571 (December 31, 2023 – $571) represents funds being used to collateralize guarantees issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza.

6.	WARINTZA PROJECT FINANCING

On December 11, 2023, the Company entered into a financing package with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC (collectively “OMF”), entities managed by Orion, to provide up to approximately $80,000 in aggregate funding for the advancement of the Warintza project in Ecuador. The financing package is comprised of a $60,000 Senior Loan, a subscription for $10,000 in common shares with a commitment for $10,000 in additional equity financing and a copper offtake agreement to purchase concentrate produced by the Warintza project. On December 19, 2023, the Company also signed a molybdenum offtake agreement with OMF.

a)	Senior Loan – OMF Fund IV SPV D LLC

A first advance of $30,000 was received on December 21, 2023. A second advance of $15,000 was received on September 13, 2024, following the submission of the EIA to the Ministry of Environmental, Water and Ecological Transition for the construction of the Warintza. The last advance of $15,000 will be made available upon the approval and adoption of a PFS by the Company’s Board of Directors.

The following table sets out the details of the Company’s loans and borrowings.

	September 30, 2024	December 31, 2023
Balance, start of period	$29,363	$–
Advances	15,000	30,000
Transaction costs	(4)	(727)
Accrued interest	3,220	87
Amortization of transaction cost	41	3
Balance, end of period	$47,620	$29,363

Amounts drawn on the Senior Loan bears interest payable quarterly at the higher of (a) adjusted term secured overnight financing rate (“SOFR”) and (b) 2.00%, plus either 7.00% per annum in the case of interest paid in cash, or 7.50% in the case of interest that is accrued to the loan balance in accordance with the Senior Loan agreement. At September 30, 2024, the Senior Loan is measured at amortized cost using an effective interest rate of 13.55% (December 31, 2023 – 13.76%).

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

The Company has the option quarterly to elect to pay the interest in cash or accruing it to the principal amount of the Senior Loan and paying it upon maturity. The interest for the three and nine months ended September 30, 2024 was accrued to the principal amount of the Senior Loan. The principal amount and all accrued and unpaid interest are due on its maturity date on December 11, 2027. The Company may prepay all or any part of the principal amount owing at any time without any premium or penalty.

Any net proceeds received by the Company from the sale of particular assets, the issuance of securities, or compensation for liquidated damages must be allocated toward repaying a portion or all of the Senior Loan, along with accrued interest. However, this repayment requirement does not apply to net proceeds raised from the issuance of securities, provided such net proceeds are: (i) used in connection with the Warintza project; or (ii) used for general corporate and administrative expenses unrelated to the Warintza project in an amount up to $2,500 annually. The Senior Loan is secured by a first-priority security ranking over the Warintza property and all the presently held and acquired undertakings, property, and assets including the equity interests in Lowell Mineral Exploration Ecuador S.A. and Lowell Copper Holdings Inc. but excluding subsidiaries and assets that are not related to the Warintza project. The Company must comply with certain covenants including maintaining a minimum unrestricted balance of $5,000 in cash in Canada. As at September 30, 2024, the Company was in compliance with all covenants.

b)	Equity subscription agreement – OMF Fund IV SPV E LLC (the “Investor”)

Under the terms of the subscription agreement, on December 11, 2023, the Company issued 2,659,099 common shares at C$5.11 per share for aggregate proceeds of C$13.6 million ($10,000) with issuance costs of $266.

On June 10, 2024, the Company issued 2,795,102 common shares at a price of C$4.90 per share for aggregate proceeds of C$13.7 million ($10,000) on a private placement basis with issuance costs of $56.

c)	Offtake agreements

Under the terms of the offtake agreements, OMF will purchase the greater of (i) 20% of the copper and molybdenum concentrates produced from the Warintza project in each contract year, and (ii) the percentage of production of concentrates required to deliver a minimum 30,000 tonnes of copper and 1,500 tonnes of molybdenum in each contract year as well as the corresponding amount of gold and silver contained in the copper concentrate.

The offtake agreements will expire 20 years after the achievement of commercial production as defined in the agreements. If commercial production has not been achieved by December 31, 2027, then the term will extend by one year for each calendar year that commercial production has not been achieved, and if commercial production has not been achieved by December 31, 2032, then the term is extended for the duration of the mine life as defined in the offtake agreements.

If prior to the 18-month anniversary of the Senior Loan closing date a change of control transaction (as defined in the offtake agreements) is approved by the Company’s board and announced, either party may terminate the offtake agreements prior to the end of the term which will require the Company to then pay $27,000 to OMF to terminate the copper offtake agreement and $3,000 to terminate the molybdenum offtake agreement.

7.	Share capital

a)	Common shares

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 162,453,328 (December 31, 2023 – 150,811,195)

b)	Share issuances

On June 10, 2024, the Company issued 8,222,500 common shares, including 1,072,500 common shares pursuant to the underwriters’ full exercise of the over-allotment option on a bought deal basis, at a price of C$4.90 per share for aggregate gross proceeds of C$40.3 million (approximately $29,270). Issue costs amounted to $1,838 and were partially netted against the proceeds.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

c)	Share purchase options

For the three and nine months ended September 30, 2024, the Company recognized a share-based compensation expense included in general and administrative expenditures of $1,341 and $2,835, respectively (three and nine months ended September 30, 2023 – $1,298 and $4,181, respectively). The following table shows the change in the shares issuable for Arrangement options and Solaris options during the nine months ended September 30, 2024 and 2023:

For the nine months ended September 30,	2024	2023
Balance, start of period	10,556,688	8,131,226
Granted	3,315,000	2,950,000
Exercised	(624,531)	(336,500)
Forfeited/expired/cancelled	(822,157)	(43,872)
Balance, end of period	12,425,000	10,700,854

The weighted average exercise price per share of options granted, exercised and forfeited during the nine months ended September 30, 2024 was C$3.43, C$0.79 and C$8.39, respectively. The weighted average exercise price per share of options granted, exercised and forfeited during the nine months ended September 30, 2023 was C$5.94, C$0.59 and C$1.20, respectively.

The assumptions used in the Black-Scholes option pricing model for the options granted in the nine months ended September 30, 2024 and 2023 were as follows.

Weighted average	2024		2023
Exercise price per share issuable	C$	3.43	C$	5.94
Expected term (years)		5		5
Volatility[1]		56%		61%
Expected dividend yield		–		–
Risk-free interest rate		2.96%		3.59%
Weighted average fair value per share		1.71		3.06

[1]	The expected volatility of Solaris is based on the historical volatility of the shares of a comparative peer group of companies.

The following is a summary of the Company’s outstanding and exercisable options as at September 30, 2024:

Outstanding				Exercisable
Grant date	Exercise price (C$)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
November 18, 2019	0.80	500,000	0.13	500,000	0.13
November 21, 2019	0.80	75,000	0.14	75,000	0.14
January 2, 2020	0.80	350,000	0.26	350,000	0.26
March 20, 2020	0.80	100,000	0.47	100,000	0.47
May 27, 2020	0.80	2,510,000	0.65	2,510,000	0.65
November 2, 2020	4.90	2,050,000	1.09	2,050,000	1.09
March 16, 2021	7.24	300,000	1.46	300,000	1.46
November 10, 2021	12.45	150,000	2.11	75,000	2.11
August 9, 2022	7.36	300,000	2.86	150,000	2.86
February 24, 2023	5.94	2,775,000	3.40	1,143,750	3.40
February 23, 2024	3.79	900,000	4.40	300,000	4.40
September 18, 2024	3.30	2,415,000	4.97	200,000	4.97
	3.78	12,425,000	2.50	7,753,750	1.46

Subsequent to September 30, 2024, the Company granted 305,000 options for an exercise price of C$3.32 per share.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

d)	Restricted share units

Pursuant to the Arrangement, holders of Equinox restricted share units (“RSUs”) or RSUs with non-market-based performance vesting conditions (“pRSUs”) received RSUs or pRSUs of Solaris (“Arrangement RSUs”), which were proportionate to, and reflective of the terms of, their existing RSUs or pRSUs of Equinox. The holder of the Arrangement RSUs acquires one-tenth of a Solaris share upon vesting. During the nine months ended September 30, 2024 and 2023, there were no RSUs redeemed under the provision of the Company’s RSU plan and as of September 30, 2024, 260,836 RSUs and pRSUs are outstanding with 26,085 of Solaris shares issuable.

8.	Exploration expenditures

The Company’s exploration expenditures by activity are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries, geological consultants and support, and travel	$3,815	$2,064	$10,013	$6,589
Site preparation, supplies, field and general	3,458	1,862	9,099	6,294
Drilling and drilling related costs	4,937	1,055	10,135	3,564
Assay and analysis	785	31	1,300	421
Community relations, environmental and permitting	2,320	1,585	6,068	5,692
Concession fees	30	63	553	536
Studies	1,268	–	2,579	41
Reclamation provision	789	78	1,751	250
Amortization	257	263	738	697
	$17,659	$7,001	$42,236	$24,084

Pursuant to agreements with local communities, the Company is required to make certain monthly community support payments.

The Company’s exploration expenditures by jurisdiction are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Ecuador	$17,128	$6,662	$40,856	$22,933
Chile	20	33	79	272
Mexico	56	54	129	153
Peru and other	455	252	1,172	726
	$17,659	$7,001	$42,236	$24,084

9.	General and administrative expenditures

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Share-based compensation	$1,341	$1,298	$2,835	$4,181
Salaries and benefits	512	425	1,483	1,239
Office and other	273	161	787	536
Filing and regulatory fees	143	24	284	195
Professional fees	395	303	1,586	958
Marketing and travel	144	112	461	331
	$2,808	$2,323	$7,436	$7,440

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

10.	Segmented information

The Company has determined that it has one operating segment, being the exploration of mineral properties.

Information about the Company’s non-current assets by jurisdiction is detailed below:

	September 30, 2024	December 31, 2023
Mexico	$19,751	$19,755
Ecuador	3,952	2,627
Chile	7	12
Peru	90	32
Canada	7	6
	$23,807	$22,432

Information about the Company’s exploration expenditures by jurisdiction is detailed in Note 8.

11.	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $53,423 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Senior Loan which has a floating interest rate.

With all other variables held constant, a 1% change in SOFR would have changed net loss by approximately $91 and $246 for the three and nine months ended September 30, 2024, respectively (three and nine months ended September 30, 2023 – nil).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

At September 30, 2024, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$11,428	$–	$–	$–	$11,428
Lease liabilities	214	273	–	–	487
Senior loan principal and interest[1]	–	–	73,612	–	73,612
Other long-term liabilities	–	–	–	158	158
Office rent obligations	380	620	36	–	1,036
Exploration expenses and other	906	1,466	–	–	2,372
	$12,928	$2,359	$73,648	$158	$89,093

1 The interest is calculated using the interest rate in effect at September 30, 2024.

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At September 30, 2024, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at September 30, 2024, cash of $34,655 (December 31, 2023 – $37,245), loans and borrowings of $47,620 (December 31, 2023 – $29,363), and accounts payable and accrued liabilities of $717 (December 31, 2023 - $94) are denominated in the US dollar. For the nine months ended September 30, 2024, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net loss is $679 (nine months ended September 30, 2023 – $61).

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Chilean pesos, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

12.	Fair value measurements

The carrying values of cash and cash equivalents, amounts receivable, due from related parties, restricted cash and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity. The fair value of loans and borrowings is $48,307. There were no transfers between fair value levels in the periods presented.

13.	Related party transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the three and nine months ended September 30, 2024 and 2023 is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Share-based compensation	$1,176	$942	$2,353	$3,247
Salaries and benefits	273	171	769	507
Professional fees	92	93	224	279
	$1,541	$1,206	$3,346	$4,033

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. The total amount charged by Augusta for the three and nine months ended September 30, 2024 was $92 and $224, respectively (three and nine months ended September 30, 2023 – $93 and $279, respectively).

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited – In thousands of United States dollars, unless otherwise noted)

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies (Titan Mining Corporation, Augusta Gold Corp. and Armor Minerals Inc.) related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by the related companies. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on September 30, 2024 was approximately $1,000 (December 31, 2023 – $656), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$411	$345	$1,738	$1,700
Office and other	119	96	354	304
Filing and regulatory fees	2	–	54	54
Marketing and travel	5	5	15	15
	$537	$446	$2,161	$2,073

At September 30, 2024, amounts in prepaids and other include $47 due from a related party, being the management company referred to above, (December 31, 2023 – $25) with respect to this arrangement.

14.	Commitments

The Company is committed to payments for office leases premises through 2026 in the total amount of approximately $1,036 based on the Company’s current share of rent paid. Payments by fiscal year are:

2024	$96
2025	379
2026	366
2027	195

The Company is committed to payments related to exploration expenses and other of $263 in 2024, $820 in 2025, $721 in 2026 and $568 in 2027.

15.	Supplemental cash flow information

For the nine months ended September 30,	2024	2023
Non-cash items:
Accrued interest income	$35	$–
Interest expense accrued to loans and borrowings	$3,220	$–
Right of use asset acquired	$549	$–